September 3, 2010
ATTORNEYS AT LAW
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WRITER'S DIRECT LINE
813.225.4132
svazquez@foley.com EMAIL
CLIENT/MATTER NUMBER
062190-0102

VIA EDGAR AND FEDERAL EXPRESS

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C.  20549
Mail Stop 3561

Re:	Hollywood Media Corp.
Preliminary Proxy Statement on Schedule 14A
Filed April 29, 2010
SEC File No. 001-14332

Dear Mr. Owings:

On behalf of Hollywood Media Corp. (the “Company”), we are transmitting herewith Amendment No. 2 to the Company’s preliminary proxy statement on Schedule 14A (“Amendment No. 2”), which amends the original preliminary proxy statement on Schedule 14A that was filed with the Securities and Exchange Commission by the Company on January 29, 2010 (the “Original Preliminary Proxy Statement”) and Amendment No. 1 to the Original Preliminary Proxy Statement that was filed with the Securities and Exchange Commission by the Company on April 29, 2010 (“Amendment No. 1”).  Enclosed supplementally with the hard copy of this letter are three clean copies of Amendment No. 2 (without financials or annexes), as well as three blacklined copies of Amendment No. 2 (without financials or annexes) showing the changes that were made to Amendment No. 1.

The following are the Company’s responses to the Staff’s letter of May 14, 2010 containing the Staff’s comments regarding Amendment No. 1.  For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

General

1.
We note that the acknowledgements we requested were provided by counsel on behalf of the company. With your next response, please submit a separate letter from the company with the requested acknowledgements.

Mr. H. Christopher Owings
September 3, 2010

Response:

In response to the Staff’s comment, the Company is submitting a separate letter with the requested acknowledgments.

2.
Since the consideration for Theatre Direct consists of a combination of exempt securities and cash, the information required by Item 14(c)(1) of Schedule 14A should be included in the filing. Refer to Instruction 3 to Item 14 of Schedule 14A.

Response:

In response to the Staff’s comment, the Company has added Annexes H, I, J, K, L, and M to Amendment No. 2 to disclose additional information about Key Brand Entertainment, Inc. (“Key Brand”), including:

•	a description of Key Brand’s business;

•	a description of Key Brand’s legal proceedings;

•	a description of the market price of and dividend on Key Brand’s common equity and related stockholder matters;

•	management’s discussion and analysis of financial condition and results of operation;

•	pro forma condensed consolidated financial statements;

•	selected financial data for each of the last five fiscal years and for the interim period;

•	Audited Consolidated Financial Statements of Key Brand and Subsidiaries for the periods ended December 31, 2009 and December 31, 2008; and

•	Unaudited Consolidated Financial Statements of Key Brand Entertainment Inc. and Subsidiaries for the period ended June 30, 2010.

Summary, page 1

Reasons for the Sale of Theatre Direct, page 6

3.
We reviewed your response to comment 19 in our letter dated February 25, 2010 and your revised disclosure under this heading indicating that the board considered all of the material factors relating to the transaction, "including" those listed in the bullet points. Please confirm to us that you have disclosed in the proxy statement all of the material factors considered by your board of directors related to the stock purchase agreement and the proposed sale of Theatre Direct.  Alternatively, please revise your proxy statement to disclose all material factors, both positive and potentially adverse, considered by your board of directors.

Mr. H. Christopher Owings
September 3, 2010

Response:

In response to the Staff’s comment, the Company confirms that the Company has disclosed in the proxy statement all of the material factors considered by the Company’s board of directors related to the stock purchase agreement and the proposed sale of Theatre Direct.

Interests of Certain Persons in the Sale of Theatre Direct, page 7

Amendments to Amended and Restated Employment Agreements of ... , page 8

4.
We reviewed your response to comment 11 in our letter dated February 25, 2010 and your revised disclosure under this heading. Please revise the second bullet on this page to quantify or estimate the value of the compensation Mr. Rubenstein and Ms. Silvers will receive as a result of future distributions, other proceeds or certain other amounts related to MovieTiekets.com, Inc.

Response:

The second bullet point under “Interests of Certain Persons in the Sale of Theatre Direct- Amendments to Amended and Restated Employment Agreements of Mr. Rubenstein and Ms. Silvers” beginning on page 9 of Amendment No. 2, and the correlating disclosure beginning on page 63 of Amendment No. 2 have been revised to estimate the value of the compensation Mr. Rubenstein and Ms. Silvers will receive as a result of future distributions, other proceeds or certain other amounts related to MovieTiekets.com, Inc.

5.
We reviewed your response to comment 26 in our letter dated February 25, 2010 and your revised disclosure under this heading. Please revise the bullets on page nine describing the payments of deferred compensation to indicate the maximum amounts payable for each of these items.

Response:

The bullet points under “Interests of Certain Persons in the Sale of Theatre Direct- Amendments to Amended and Restated Employment Agreements of Mr. Rubenstein and Ms. Silvers” beginning on page 9 of Amendment No. 2, and the correlating disclosure beginning on page 63 of Amendment No. 2 have been revised to indicate the maximum amounts payable for each of these items.

Mr. H. Christopher Owings
September 3, 2010

Effects on Hollywood Media if the Sale of Theatre Direct is Completed .. " page 14

6.
We reviewed your response to comment 12 in our letter dated February 25, 2010 and your revised disclosure under this heading. In order to provide the information shareholders need to assess the magnitude of the risk, please expand your disclosure to discuss the specific financial thresholds or other requirements that you may be unable to satisfy to remain listed on Nasdaq. For example, disclose whether you will be able to meet the continued listing standards of Nasdaq based upon your pro forma financial statements giving effect to the sale of Theatre Direct.

Response:

The disclosure under “Effects on Hollywood Media if the Sale of Theatre Direct is Completed and Nature of Hollywood Media’s Business Following the Sale of Theatre Direct” beginning on page 15 of Amendment No. 2, and the correlating disclosure beginning on page 60 of Amendment No. 2 have been revised to expand the disclosure to discuss the specific financial thresholds or other requirements that the Company may be unable to satisfy to remain listed on NASDAQ.

7.
We note that as a result of the transaction, you may be delisted from Nasdaq. In addition, following the transaction you may engage in a self-tender offer. Please provide  us your analysis regarding whether this is a first step in a going private transaction under Rule 13e-3 of the Exchange Act.

Response:

In response to the Staff’s comment, the Company confirms that the transaction and the potential self tender offer is not intended as a first step in a going private transaction under Rule 13e-3.  The Company is considering a self-tender offer solely because it may be a more tax efficient method to distribute a portion of the proceeds from the transaction to the Company’s shareholders than a one-time special cash dividend.

The Company’s common stock is currently held of record by less than 300 persons (as of September 2, 2010, there were 143 record holders of the Company’s common stock).  Therefore, the transactions contemplated by the stock purchase agreement and the potential self-tender offer will not cause the Company’s common stock to be held of record by less than 300 persons.

Mr. H. Christopher Owings
September 3, 2010

As disclosed under “Effects on Hollywood Media if the Sale of Theatre Direct is Completed and Nature of Hollywood Media’s Business Following the Sale of Theatre Direct” beginning on page 15 of Amendment No. 2, and the correlating disclosure beginning on page 60 of Amendment No. 2, based on the Pro Forma Condensed Consolidated Financial Statements of Hollywood Media Corp. and Subsidiaries beginning on page 105 of Amendment No. 2, following the sale of Theatre Direct the Company will continue to qualify for listing on the NASDAQ Global Market under the Equity Standard (described in Amendment No. 2) assuming (i) the bid price of the Company’s common stock does not fall below $1.00 per share for 30 consecutive business days, (ii) the Company continues to have at least 400 total shareholders (including both holders of beneficial interest and holders of record), (iii) the Company continues to have at least 750,000 publicly held shares with a market value of at least $5 million, and (iv) the Company continues to have at least two registered and active market makers.  If the Company’s common stock is delisted from The NASDAQ Global Market, the Company may apply to transfer its common stock listing to The NASDAQ Capital Market or the American Stock Exchange.  The Company does not currently believe that the transactions contemplated by the stock purchase agreement and the potential self-tender offer will cause the Company’s common stock to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

Opinion of Hollywood Media's Financial Advisor, page 48

8.
We reviewed your response to comment 22 in our letter dated February 25,2010 and your revised disclosure under this heading. Please summarize in tabular format the material projections of financial performance and disclose the underlying assumptions in the proxy statement. For example, if the financial advisor relied upon the projected revenues, EBITDA and capital expenditures during the fiscal years 2009 through 2013, please quantify these dollar amounts and disclose the assumptions used in making these calculations.

Response:

The disclosure under “Opinion of Hollywood Media’s Financial Advisor- Peter J. Solomon Company’s Financial Analyses” beginning on page 54 of Amendment No. 2 has been revised to summarize in tabular format the material projections of financial performance and disclose the underlying assumptions.

9.
With a view toward disclosure, please tell us whether revenue, as defined in the merger agreement, is calculated differently from gross sales in your historical financial statements or your projected gross sales.

Response:

The disclosure under “Opinion of Hollywood Media’s Financial Advisor- Peter J. Solomon Company’s Financial Analyses” beginning on page 54 of Amendment No. 2 has been revised to state that revenue, as defined in the stock purchase agreement, is not calculated differently than gross sales is calculated per the historical and projected financial statements provided to Peter J. Solomon Company from Hollywood Media’s management.

Mr. H. Christopher Owings
September 3, 2010

Peter J. Solomon Company's Financial Analyses, page 50

10.
We reviewed the materials you provided in response to comment 21 in our letter dated February 25, 2010. Please disclose or discuss in greater detail, as applicable, the assumptions underlying many of the financial analyses found in the proxy statement. For example:

•	In evaluating the present value of the promissory note, please explain how Peter J. Solomon Company arrived at discount rates ranging from 12.0% to 18.0%;

•
In evaluating the present value of the warrant, please explain how Peter J. Solomon Company determined the range of discount rates as well as the range of illustrative multiples applied to the illustrative enterprise value, implied equity value and implied present value of 5% equity discounted at 12%;

•
In evaluating the present value of the earn out, please explain how Peter J. Solomon Company determined the 10.0% to 14.0% range of discount rates and please also provide more detail explaining the assumptions underlying the low and high estimates of the present value of the earnout consideration; and

•	For its discounted cash flow analysis, please explain how Peter J. Solomon Company arrived at discount rates ranging from 10.0% to 14.0% and EBITDA terminal value multiples ranging from 4.0x to 4.5x.

Response:

In response to the Staff’s comment, the disclosure under “Opinion of Hollywood Media’s Financial Advisor- Peter J. Solomon Company’s Financial Analyses” beginning on page 54 of Amendment No. 2 has been revised to disclose or discuss in greater detail, as applicable, the assumptions underlying many of the financial analyses found in Amendment No. 2.

Analysis of Selected Publicly Traded Comparable Companies, page 52

11.
We reviewed the materials you provided in response to comment 21 in our letter dated February 25, 2010.  Please tell us how you calculated EBITDA and the derivative line items for 2008 and the twelve months ended October 31, 2009 on page 5 of the board book.

Response:

In response to the Staff’s comment, the disclosure under “Opinion of Hollywood Media’s Financial Advisor- Peter J. Solomon Company’s Financial Analyses” beginning on page 54 of Amendment No. 2 has been revised to explain how Peter J. Solomon Company calculated EBITDA and the derivative line items for 2008 and the twelve months ended October 31, 2009.

*  *  *  *  *

Mr. H. Christopher Owings
September 3, 2010

If you have any additional questions regarding the foregoing, please don’t hesitate to contact me at 813-225-4132.

Very truly yours,

/s/ Steven W. Vazquez
Steven W. Vazquez

cc:	Mitchell Rubenstein
Hollywood Media Corp.

Enclosures